UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 8, 2005
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT

Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)
Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 — 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

November 8, 2005

Item 3:	Press Release

A press release was issued on November 8, 2005, via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. has announced that it has entered into a formal agreement to acquire a United States-based defense contracting company. The purchase price will be US$9 million, of which approximately $8.1 million will be paid in cash, with the balance to be paid by the issuance of 1,067,975 OSI common shares.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated November 8, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

1

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick Chief Executive Officer 107 — 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 8th day of November 2005

“Ken Kirkpatrick”

(Signature)

Ken Kirkpatrick

(Name)

Chief Executive Officer

(Position)

North Vancouver, B.C.

(Place of Declaration)

2

Press Release Offshore Systems International Ltd. TSX:OSI | OTCBB:OFSYF
For Immediate Release
Exhibit ‘A’
OSI signs formal agreement to acquire U.S.-based technology
supplier to the U.S. Department of Defense; acquisition will significantly increase OSI’s size and market presence
Vancouver, Canada, November 8, 2005 — Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF) is pleased to announce that it has entered into a formal agreement to acquire a United States-based defense contracting company. The purchase price will be US$9 million, of which approximately $8.1 million will be paid in cash, with the balance to be paid by the issuance of 1,067,975 OSI common shares. OSI first announced a non-binding letter of intent to acquire the target company on July 11, 2005.
The target company reported revenues of approximately US$12 million (unaudited) in 2004 and has shown consistent growth and profitability throughout its history. The company has approximately 80 employees located at three offices in the United States.
“We are delighted to have this company join the OSI group,” said Ken Kirkpatrick, the newly appointed President and CEO of OSI. “In business for almost 20 years, this is a very well-run enterprise with a solid, committed management team and superb track record. It represents an excellent fit with OSI and will serve as a key stepping stone as we continue to build the go-to company for geographic technology globally.
“The transaction will give OSI a strong corporate presence in the large U.S. defense market,” Kirkpatrick added. “With complementary products and a broad customer base for command and control applications within the U.S. defense community, we expect the acquisition to be highly accretive. From a strategic viewpoint, we believe this will set the stage for OSI to expand in critical mass and broaden its market access to pursue much larger-scale contracts.”
The acquisition is expected to be completed by the end of 2005. Closing is subject to receipt of regulatory approvals and satisfaction of certain conditions.
About OSI:

3

Offshore Systems International Ltd.
107 — 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL 604 904 4600   |   FAX 604 987 2555
www.osil.com

Press Release Offshore Systems International Ltd. TSX:OSI | OTCBB:OFSYF
For Immediate Release
Offshore Systems International Ltd. (OSI) makes geographic-intelligence software, systems and data products mainly for large government and civilian customers. The company has three business units: OSI Navigation Systems (moving-map display systems and software for naval surface ships and submarines); OSI Applications (network-based map and target display software and services for national defence) and Mapcon Mapping (land mapping and marine chart production services for civilian and military customers). Visit OSI’s website at www.osil.com for the latest company updates.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
Contact:
Deborah Somerville
Director, Corporate Communications
Phone: (604) 904-4627 or 1-888-880-9797

4

Offshore Systems International Ltd.
107 — 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL 604 904 4600   |   FAX 604 987 2555
www.osil.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: November 8, 2005